EXHIBIT 99.2
                                                                    ------------



ABITIBI-CONSOLIDATED INC.
CONSOLIDATED STATEMENT OF EARNINGS

                                                                            THREE MONTHS ENDED                        YEAR ENDED
                                                                    DECEMBER 31    December 31        DECEMBER 31    December 31
(unaudited)                                                                2003           2002               2003           2002
(in millions of Canadian dollars, except per share amounts)                   $              $                  $              $
---------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                 1,208          1,316              4,786          5,122
---------------------------------------------------------------------------------------------------------------------------------
Cost of products sold                                                     1,060          1,079              4,136          4,107
Selling, general and administrative expenses                                 46             46                181            169
Closure costs (note 3)                                                       67             --                 67             --
Amortization of plant and equipment (note 4)                                220            169                687            648
Amortization of intangible assets                                             4              4                 16             16
Goodwill impairment (note 6)                                                 21             --                 21             --
---------------------------------------------------------------------------------------------------------------------------------
Operating profit (loss) from continuing operations                         (210)            18               (322)           182
Financial expenses (note 5)                                                  93             91                389            444
Gain on translation of foreign currencies                                  (156)           (24)              (741)           (54)
Other expenses                                                                1              3                  9             13
---------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before the following items      (148)           (52)                21           (221)
Income tax recovery                                                         (66)           (79)              (151)          (181)
Non-controlling interests                                                    (5)             2                (10)             7
---------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations                                  (77)            25                182            (47)
Earnings (loss) from discontinued operations                                 (3)             4                 (3)           306
---------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) for the period                                          (80)            29                179            259
=================================================================================================================================

Earnings (loss) per common share (basic and diluted)
  From continuing operations                                              (0.18)          0.06               0.41          (0.11)
  Net earnings (loss)                                                     (0.18)          0.07               0.41           0.59
---------------------------------------------------------------------------------------------------------------------------------

Weighted average number of common
      shares outstanding (in millions)                                      440            440                440            440
=================================================================================================================================


CONSOLIDATED STATEMENT OF DEFICIT

                                                                            THREE MONTHS ENDED                        YEAR ENDED
                                                                    DECEMBER 31    December 31        DECEMBER 31    December 31
(unaudited)                                                                2003           2002               2003           2002
(in millions of Canadian dollars)                                             $              $                  $              $
---------------------------------------------------------------------------------------------------------------------------------
Deficit, beginning of period                                               (304)          (482)              (497)          (580)
Net earnings (loss) for the period                                          (80)            29                179            259
Dividends declared                                                          (11)           (44)               (77)          (176)
---------------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                     (395)          (497)              (395)          (497)
=================================================================================================================================

ABITIBI-CONSOLIDATED INC.
Consolidated Statement of Cash Flows

                                                                            THREE MONTHS ENDED                        YEAR ENDED
                                                                    DECEMBER 31    December 31        DECEMBER 31    December 31
(unaudited)                                                                2003           2002               2003           2002
(in millions of Canadian dollars)                                             $              $                  $              $
---------------------------------------------------------------------------------------------------------------------------------
CONTINUING OPERATING ACTIVITIES
Earnings (loss) from continuing operations                                  (77)            25                182            (47)
Amortization (note 4)                                                       224            173                703            664
Goodwill impairment (note 6)                                                 21              -                 21              -
Future income taxes                                                         (72)           (92)              (156)          (208)
Gain on translation of foreign currency long-term debt                     (175)           (24)              (823)           (59)
Employee future benefits, excess of disbursements over expense              (11)           (30)               (34)           (69)
Non-controlling interests                                                    (5)             2                (10)             7
Other non-cash items                                                          3              4                 20             21
---------------------------------------------------------------------------------------------------------------------------------
                                                                            (92)            58                (97)           309
Changes in non-cash operating working capital components                     91            128                158            (66)
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) continuing operating activities                    (1)           186                 61            243
---------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Increase in long-term debt                                                  190            309              1,595            911
Repayment of long-term debt                                                (138)          (313)            (1,334)        (1,281)
Financing fees                                                               --             --                 (9)            --
Cash contributions by non-controlling interests in subsidiaries              17             --                 43             --
Dividends paid to shareholders                                              (11)           (44)              (110)          (176)
Dividends paid to non-controlling shareholders of subsidiaries               (8)            (5)                (8)            (5)
Net proceeds on issuance of shares                                           --             --                  2             --
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) financing activities of continuing operations      50            (53)               179           (551)
---------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES OF CONTINUING OPERATIONS
Additions to property, plant and equipment                                 (100)           (68)              (262)          (214)
Additions to intangible assets                                               (4)            --                 (4)            --
Net proceeds on disposal of discontinued operations                          --             (3)                --            460
Investments                                                                  (6)           (18)               (31)           (46)
Net proceeds on disposal of property, plant and equipment and
      other assets                                                            7             --                  7             --
Other                                                                        --             --                (22)            --
---------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) investing activities of continuing operations    (103)           (89)              (312)           200
---------------------------------------------------------------------------------------------------------------------------------

Cash generated by (used in) continuing operations                           (54)            44                (72)          (108)
Cash generated by discontinued operations                                    --              4                 --             51
---------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents during the period          (54)            48                (72)           (57)
Currency translation adjustment on cash                                      (4)            (1)               (21)            (5)
Cash and cash equivalents, beginning of period                              111             99                146            208
---------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                     53            146                 53            146
=================================================================================================================================



      Components of the changes in non-cash operating working capital
         Accounts receivable                                                (24)            84                173            (64)
         Inventories                                                         36            (11)                 7             54
         Prepaid expenses                                                     -             14                 (3)           (10)
         Accounts payable and accrued liabilities                            79             41                (19)           (46)
                                                                        ----------------------------     ------------------------
                                                                             91            128                158            (66)
                                                                        ----------------------------     ------------------------

      Cash outflows (inflows) during the period related to
         Interest on long-term debt                                          89             78                387            430
         Income taxes                                                        (7)            (6)               (10)            27
                                                                        ----------------------------     ------------------------
                                                                             82             72                377            457
                                                                        ----------------------------     ------------------------

ABITIBI-CONSOLIDATED INC.
Consolidated Balance Sheet

                                                                                                      DECEMBER 31    December 31
(unaudited)                                                                                                  2003           2002
(in millions of Canadian dollars)                                                                               $              $
---------------------------------------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                                                      53            146
Accounts receivable                                                                                           372            535
Inventories                                                                                                   755            782
Prepaid expenses                                                                                               58             57
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                            1,238          1,520

Investments                                                                                                   273            264
Property, plant and equipment                                                                               6,421          7,138
Intangible assets                                                                                             489            501
Future income taxes                                                                                           296            221
Other assets                                                                                                   91             74
Goodwill (note 6)                                                                                           1,377          1,426
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                           10,185         11,144
=================================================================================================================================





LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities                                                                    1,048          1,100
Long-term debt due within one year                                                                            317            225
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                            1,365          1,325

Long-term debt                                                                                              4,641          5,408
Employee future benefits                                                                                       86            135
Future income taxes                                                                                           934            986
Deferred gain                                                                                                 122            134
Non-controlling interests                                                                                     167             70

SHAREHOLDERS' EQUITY
Capital stock (note 1 b)                                                                                    3,517          3,520
Contributed surplus                                                                                            14             14
Deficit                                                                                                      (395)          (497)
Foreign currency translation adjustment                                                                      (266)            49
---------------------------------------------------------------------------------------------------------------------------------
                                                                                                            2,870          3,086
---------------------------------------------------------------------------------------------------------------------------------

                                                                                                           10,185         11,144
=================================================================================================================================

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED BUSINESS SEGMENTS
(unaudited)
(in millions of Canadian dollars)

                                                             Net    Amortization       Operating      Additions to       Sales
THREE MONTHS ENDED DECEMBER 31, 2003                       sales  and impairment   profit (loss)(1) capital assets(2)   Volume
------------------------------------------------------------------------------------------------------------------------------------
                                                               $               $              $              $
Newsprint                                                    713             164           (144)            43         1,201  (A)
Value-added groundwood papers                                348              45            (32)            48           463  (A)
Wood products (3)                                            147              36            (34)            13           476  (B)
------------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                      1,208             245           (210)           104
====================================================================================================================================


Three months ended December 31, 2002

Newsprint                                                    791             113              1             37         1,216  (a)
Value-added groundwood papers                                393              46             31             21           453  (a)
Wood products (3)                                            132              14            (14)            10           418  (b)
------------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                      1,316             173             18             68
====================================================================================================================================


                                                             Net    Amortization      Operating     Additions to        Sales
YEAR ENDED DECEMBER 31, 2003                               sales  and impairment   profit (loss)(1) capital assets(2)  Volume
------------------------------------------------------------------------------------------------------------------------------------
                                                               $               $              $              $

Newsprint                                                  2,805             464           (187)           106         4,611  (A)
Value-added groundwood papers                              1,396             181            (49)           131         1,810  (A)
Wood products (3)                                            585              79            (86)            29         1,930  (B)
------------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                      4,786             724           (322)           266
====================================================================================================================================


Year ended December 31, 2002

Newsprint                                                  2,915             425              -            152         4,624  (a)
Value-added groundwood papers                              1,541             186            136             38         1,770  (a)
Wood products (3)                                            666              53             46             24         1,759  (b)
------------------------------------------------------------------------------------------------------------------------------------
Continuing operations                                      5,122             664            182            214
====================================================================================================================================


     (1) Operating profit (loss) for the "Newsprint" segment for the three months and the year ended December 31, 2003 include an asset write-off of $67 million and closure costs of $50 million ($12 million for asset write-off in the three months and the year ended December 31, 2002).

     Operating profit (loss) for the "Value-Added Groundwood Papers" segment for the three months and the year ended December 31, 2003 include closure costs of $17 million (there was no such amount in 2002).

     Operating profit (loss) for the "Wood Products" segment for the three months and the year ended December 31, 2003 include a goodwill impairment charge of $21 million (there was no such charge in 2002).

     (2) Capital assets include property, plant and equipment and intangible assets.

     (3) Wood products sales are presented net of inter-segment sales of $47 million in the three months ended December 31, 2003 ($33 million in the three months ended December 31, 2002) and $189 million in the year ended December 31, 2003 ($163 million in the year ended December 31, 2002).

     (a) in thousands of tonnes

     (b) in millions of board feet



                                                                                                   DECEMBER 31    December 31
                                                                                                          2003          2002
TOTAL ASSETS                                                                                                 $             $
------------------------------------------------------------------------------------------------------------------------------------
Newsprint                                                                                                6,561         7,285
Value-added groundwood papers                                                                            2,874         3,041
Wood products                                                                                              750           818
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        10,185        11,144
====================================================================================================================================

ABITIBI-CONSOLIDATED INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2003



     1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements of Abitibi-Consolidated Inc. (the "Company"), expressed in Canadian dollars, are prepared in accordance with Canadian Generally Accepted Accounting Principles and should be read in conjunction with the latest annual financial statements.

         These consolidated financial statements are prepared using the same accounting principles and application thereof as the financial statements for the year ended December 31, 2002, except for the following:


     A)  PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company, all its subsidiaries and its proportionate interest in joint venture partnerships. The investments in companies subject to significant influence are accounted for using the equity method.

         Since January 1, 2003, the Company has an option, at a predetermined nominal amount, to purchase the other joint venture partner's 50% interest in Alabama River Newsprint Company ("Alabama") and Alabama River Recycling Company ("Alabama Recycling"). This option may be exercised until June 30, 2005. After expiration of this option, the other partner has a put option, for 45 days, that, if exercised, could force the Company to acquire its 50% interest.

         In accordance with Section 1590 of the Canadian Institute of Chartered Accountants Handbook (the "Handbook"), control exists even if the Company does not own the majority voting interest because it has the ability to elect the majority of the members of the board of directors through ownership of an option that, if exercised, would give the Company the majority voting interest. Since the purchase amount referred to above is nominal, the Company's consolidated financial position as at December 31, 2003 and the consolidated results of its operations and its cash flows for the year ended December 31, 2003 include the accounts of Alabama and Alabama Recycling, which are no longer included on a proportionate consolidation basis.

     B)  SHARE PURCHASE FINANCING

         Effective January 1, 2003, the Company applied the new guidelines of Emerging Issues Committee Abstract 132 of the Handbook on accounting for share purchase loans receivable from employees and accordingly, those loans, totalling $5 million as at January 1, 2003, are no longer presented as accounts receivable, but as a deduction from shareholders' equity, more precisely from capital stock. Also, interest received on such loans is no longer considered as income, but accounted for as a capital transaction in shareholders' equity.


     2.  STOCK-BASED COMPENSATION PLANS - STOCK OPTION PLANS

         The Company has stock option plans for eligible employees and non-employee directors of the Company, under which common shares of the Company may be purchased at a price equal to the market price of the common shares at the date of granting of the option. The right to exercise the options generally vests over a period of four years of continuous employment or immediately for non-employee directors of the Company. The options can be exercised over a period not to exceed 10 years from the date of the grant. Under these plans, a maximum of 19,950,000 stock options may be granted. During the year ended December 31, 2003, the Company granted 2,336,987 stock options at an average exercise price of $10.94.

         In accordance with Section 3870 of the Handbook and using the straight-line method over the vesting period, the following pro forma disclosures present the effect on income had the fair value-based method been chosen. Only stock options granted after the adoption date have been fair valued.

                                                                                       THREE MONTHS ENDED                 YEAR ENDED
                                                                                              DECEMBER 31                DECEMBER 31
                                                                                         2003        2002           2003        2002
       (in millions of Canadian dollars, except per share amounts)                          $           $              $           $
------------------------------------------------------------------------------------------------------------------------------------
       Net earnings (loss)
          As reported                                                                     (80)         29            179         259
          Pro forma                                                                       (81)         28            175         257

       Earnings (loss) per share
          As reported                                                                   (0.18)       0.07           0.41        0.59
          Pro forma                                                                     (0.18)       0.06           0.40        0.58



         The fair value of each option granted was estimated on the date of grant using the Black & Scholes option-pricing model with the following assumptions:

       Assumptions
          Dividend yield                                                                                            3.6%        3.0%
          Volatility                                                                                               36.5%       29.9%
          Risk-free interest rate                                                                                   4.7%        5.2%
          Expected option lives (in years)                                                                           5.9         5.9

       Weighted average fair value of each option ($/option)                                                        4.78        5.33


     3.  CLOSURE COSTS

         During the fourth quarter of 2003, the Company announced the indefinite idling of the Company's Lufkin, Texas and Port-Alfred, Quebec paper mills. This resulted in a charge of $67 million ($44 million net of income taxes) mainly for severance costs, other labor related costs and other costs resulting from the idling of these mills.

         As at December 31, 2003, of the $67 million, $5 million has been paid.


     4.  AMORTIZATION

         During the fourth quarter of 2003, the Company recorded a write-off of $67 million relating to the permanent closure of two paper machines, one each in Sheldon, Texas and Port-Alfred, Quebec.


     5.  FINANCIAL EXPENSES

                                                                                       THREE MONTHS ENDED                YEAR ENDED
                                                                                              DECEMBER 31               DECEMBER 31
                                                                                         2003        2002           2003       2002
       (in millions of Canadian dollars)                                                    $           $              $          $
------------------------------------------------------------------------------------------------------------------------------------
       Interest on long-term debt                                                          91         101            383        440
       Amortization of deferred financing fees                                              2          --              6          5
       Write-off of unamortized financing fees and premium on early
          retirement of debt                                                               --          --             --         10
       Interest income                                                                     (1)        (12)            (7)       (15)
       Other                                                                                1           2              7          4
------------------------------------------------------------------------------------------------------------------------------------
                                                                                           93          91            389        444
====================================================================================================================================

     6.  GOODWILL IMPAIRMENT

         During the fourth quarter of 2003, the Company performed the required annual impairment test of goodwill and found that the remaining balance of goodwill related to the "Wood Products" segment was impaired, mainly due to economic market conditions, including the strengthening Canadian dollar.

         As a result, a goodwill impairment charge of $21 million was recorded, which represented all the goodwill related to the "Wood Products" segment.


     7.  LONG-TERM DEBT

         In June 2003, the Company issued US$150 million 5.25% notes due 2008 and US$350 million 6% notes due 2013. The net proceeds of this issue were used to repay bank indebtedness.


     8.  COMMITMENTS AND GUARANTEES


     A)  COMMITMENTS

         In December 2002, the Company announced the conversion of the newsprint machine at its mill in Alma, Quebec, to the Company developed groundwood paper known as Equal Offset(R). The total cost of this project is estimated at $181 million, including capitalized interest. As at December 31, 2003, $106 million has been incurred, and firm commitments of $33 million have been made in connection with this capital project.

         On September 10, 2003, Pan Asia Paper Co. Pte Ltd ("PanAsia"), a 50 percent joint-venture of Abitibi-Consolidated, announced the creation of a 65-35 percent joint venture with Hebei Longteng Paper Corporation of China to build and operate a newsprint mill in the industrially developed Hebei Province of China. The total cost of this project, for the joint venture, is estimated at approximately US$300 million. As of December 31, 2003, the Company's portion of the costs incurred by PanAsia is US$11 million and its portion of the firm commitments made by PanAsia in connection to this capital project is US$48 million.

     B)  INDEMNITIES

         The Company has, over time, sold portions of its business, including, most recently, the sale of the Saint-Felicien Pulp Mill to SFK Pulp General Partership. Pursuant to these sale agreements, the Company may have to indemnify the purchasers because of representations, guarantees and related indemnitees made by the Company on issues such as tax, environmental, litigation, employment matters or as a result of other indemnification obligations. These types of indemnification guarantees generally extend for periods not exceeding 10 years.

         The Company is unable to estimate the potential liability for these types of indemnification guarantees as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. However, the maximum guarantee is not to exceed the proceeds from the disposal.

         Historically, the Company has not incurred any significant expense under such agreements.


     9.  COMPARATIVE FIGURES

         Certain comparative figures presented in the financial statements have been reclassified to conform to the current period presentation.